SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

17 Education & Technology Group Inc.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

81807M106**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 81807M106 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “YQ”. Two ADSs represent five Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Shunwei Ventures II Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 73,540,836 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 73,540,836 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,540,836 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 15.7%(2) (or 3.4%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 73,540,836 Class A ordinary shares held by Shunwei Ventures II Limited.
(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 3.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Shunwei China Internet Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 73,540,836 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 73,540,836 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,540,836 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 15.7%(2) (or 3.4%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 73,540,836 Class A ordinary shares held by Shunwei Ventures II Limited. Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P.
(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 3.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Shunwei Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 73,540,836 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 73,540,836 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,540,836 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 15.7%(2) (or 3.4%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 73,540,836 Class A ordinary shares held by Shunwei Ventures II Limited. Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P. whose general partner is Shunwei Capital Partners GP, L.P.

(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 3.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Shunwei Capital Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 73,540,836 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 73,540,836 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,540,836 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 15.7%(2) (or 3.4%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 73,540,836 Class A ordinary shares held by Shunwei Ventures II Limited. Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P. whose general partner is Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is the general partner of Shunwei Capital Partners GP, L.P.

(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 3.4% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Shunwei Growth III Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,305,965 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,305,965 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,965 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.3%(2) (or 0.3%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 6,305,965 Class A ordinary shares held by Shunwei Growth III Limited.
(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 0.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Shunwei China Internet Opportunity Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,305,965 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,305,965 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,965 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.3%(2) (or 0.3%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 6,305,965 Class A ordinary shares held by Shunwei Growth III Limited. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P.
(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 0.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Shunwei Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,305,965 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,305,965 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,965 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.3%(2) (or 0.3%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 6,305,965 Class A ordinary shares held by Shunwei Growth III Limited. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P.

(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 0.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Shunwei Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,305,965 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,305,965 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,965 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.3%(2) (or 0.3%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 6,305,965 Class A ordinary shares held by Shunwei Growth III Limited. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P.

(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 0.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Silver Unicorn Ventures Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 79,846,801 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 79,846,801 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,846,801 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.0%(2) (or 3.7%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 73,540,836 Class A ordinary shares held by Shunwei Ventures II Limited and 6,305,965 Class A ordinary shares held by Shunwei Growth III Limited. Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P. whose general partner is Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is the general partner of Shunwei Capital Partners GP, L.P. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners GP Limited and Shunwei Capital Partners III GP Limited are controlled by Silver Unicorn Ventures Limited.

(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 3.7% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Tuck Lye Koh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 79,846,801 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 79,846,801 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,846,801 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.0%(2) (or 3.7%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)

Represents 73,540,836 Class A ordinary shares held by Shunwei Ventures II Limited and 6,305,965 Class A ordinary shares held by Shunwei Growth III Limited. Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P. whose general partner is Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is the general partner of Shunwei Capital Partners GP, L.P. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners GP Limited and Shunwei Capital Partners III GP Limited are controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.

(2)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 3.7% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Item 1(a).	Name of Issuer: 17 Education & Technology Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China

Item 2(a).

Name of Person Filing:

(i) Shunwei Ventures II Limited;

(ii) Shunwei China Internet Fund, L.P.;

(iii) Shunwei Capital Partners GP, L.P.;

(iv) Shunwei Capital Partners GP Limited;

(v) Shunwei Growth III Limited;

(vi) Shunwei China Internet Opportunity Fund II, L.P.;

(vii) Shunwei Capital Partners III GP, L.P.;

(viii) Shunwei Capital Partners III GP Limited;

(ix) Silver Unicorn Ventures Limited; and

(x) Tuck Lye Koh (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The addresses of the Reporting Persons are:

For Shunwei Ventures II Limited

Vistra Corporate Services Center

Wickhams Cay II, Road Town, Tortola, VG 1110,

British Virgin Islands

For Shunwei China Internet Fund, L.P.

Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Shunwei Capital Partners GP, L.P.

Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Shunwei Capital Partners GP Limited

Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Shunwei Growth III Limited

Vistra Corporate Services Center

Wickhams Cay II, Road Town, Tortola, VG 1110,

British Virgin Islands

For Shunwei China Internet Opportunity Fund II, L.P.

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268

Grand Cayman KY1-1104

Cayman Islands

For Shunwei Capital Partners III GP, L.P.

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268

Grand Cayman KY1-1104

Cayman Islands

For Shunwei Capital Partners III GP Limited

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268

Grand Cayman KY1-1104

Cayman Islands

For Silver Unicorn Ventures Limited

Vistra Corporate Services Center

Wickhams Cay II, Road Town, Tortola, VG 1110

British Virgin Islands

For Mr. Tuck Lye Koh

32D Watten Rise, Singapore 286651

Item 2(c)

Citizenship:

Shunwei Ventures II Limited – British Virgin Islands

Shunwei China Internet Fund, L.P. – Cayman Islands

Shunwei Capital Partners GP, L.P. – Cayman Islands

Shunwei Capital Partners GP Limited – Cayman Islands

Shunwei Growth III Limited – British Virgin Islands

Shunwei China Internet Opportunity Fund II, L.P. – Cayman Islands

Shunwei Capital Partners III GP, L.P. – Cayman Islands

Shunwei Capital Partners III GP Limited – Cayman Islands

Silver Unicorn Ventures Limited - British Virgin Islands

Tuck Lye Koh – Singapore

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 30 votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 81807M106 This CUSIP number applies to the ADSs of the Issuer. Two ADSs represent five Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020:

Reporting Persons	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class A Ordinary Shares(1)	Percentage of Total Ordinary Shares(1)	Percentage of the Aggregate Voting Power(2)
Shunwei Ventures II Limited.(3)	73,540,836	0	73,540,836	0	73,540,836	17.9%	15.7%	3.4%
Shunwei China Internet Fund, L.P.(3)	73,540,836	0	73,540,836	0	73,540,836	17.9%	15.7%	3.4%
Shunwei Capital Partners GP, L.P. (3)	73,540,836	0	73,540,836	0	73,540,836	17.9%	15.7%	3.4%
Shunwei Capital Partners GP Limited (3)	73,540,836	0	73,540,836	0	73,540,836	17.9%	15.7%	3.4%
Shunwei Growth III Limited (4)	6,305,965	0	6,305,965	0	6,305,965	1.5%	1.3%	0.3%
Shunwei China Internet Opportunity Fund II, L.P. (4)	6,305,965	0	6,305,965	0	6,305,965	1.5%	1.3%	0.3%
Shunwei Capital Partners III GP, L.P. (4)	6,305,965	0	6,305,965	0	6,305,965	1.5%	1.3%	0.3%
Shunwei Capital Partners III GP Limited (4)	6,305,965	0	6,305,965	0	6,305,965	1.5%	1.3%	0.3%
Silver Unicorn Ventures Limited (3)(4)	79,846,801	0	79,846,801	0	79,846,801	19.4%	17.0%	3.7%
Tuck Lye Koh (3)(4)	79,846,801	0	79,846,801	0	79,846,801	19.4%	17.0%	3.7%

(1)

The beneficial ownership percentage is calculated based on 469,665,070 ordinary shares of the Issuer as a single class, being the sum of (i) 411,211,902 Class A ordinary shares, and (ii) 58,453,168 Class B ordinary shares issued and outstanding as of December 3, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 3, 2020.

(2)

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 30 votes, on all matters submitted to them for vote.

(3)

Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P. whose general partner is Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is the general partner of Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.

(4)

Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons dated February 9, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

Shunwei Ventures II Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei China Internet Fund, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners GP, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners GP Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei Growth III Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei China Internet Opportunity Fund II, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners III GP, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners III GP Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Silver Unicorn Ventures Limited	By:	/s/ Tuck Lye Koh
Name:
Title:

Tuck Lye Koh		/s/ Tuck Lye Koh